UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Amendment No. 1)

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _________________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: December 31, 2022

Commission File Number: 001-41587

MULTIMETAVERSE HOLDINGS LIMITED
(Exact name of Registrant as specified in its charter)

Not applicable	British Virgin Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Building D3, No. 718, Lingshi Road, Jingan District
Shanghai, China, 200072
(Address of Principal Executive Offices)

Mr. Yiran Xu, Chief Executive Officer
Building D3, No. 718, Lingshi Road, Jingan District
Shanghai, China, 200072
Tel: +86 21 61853907
Email: Alex.xu@multi-metaverse.com
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A ordinary shares, no par value per share	MMV	The Nasdaq Stock Market LLC
Warrants to purchase Class A ordinary shares	MMVWW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of January 4, 2023: 32,798,890 Class A ordinary shares and 3,021,244 warrants.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

EXPLANATORY NOTE

This Amendment No. 1 to Multimetaverse Holdings Limited’s (the “Company”) Shell Company Report on Form 20-F (including information incorporated by reference therein, the “Report”) originally filed by the Company on January 10, 2023 is being filed solely for the purpose of amending the historical financial statements provided under Item 18 in the Report, among other supporting and ancillary information, to include the audited consolidated financial statements of MultiMetaVerse Inc. (“Legacy MMV”) as of December 31, 2022 and 2021 and for each of the two years in the period ended December 31, 2022 and the related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Legacy MMV for the year ended December 31, 2022. This Amendment No. 1 does not amend any other item of the Report or purport to provide an update or a discussion of any developments at the Company subsequent to the filing date of the Report. Capitalized terms used but not defined herein have the meanings assigned to them in the Report.

ITEM 18. FINANCIAL STATEMENTS

The audited consolidated financial statements of Multimetaverse Holdings Limited (F/K/A Model Performance Acquisition Corp.) and Legacy MMV as of December 31, 2022 and 2021 and for each of the two years in the period ended December 31, 2022 are filed herewith as Exhibit 99.1.

The Management’s Discussion and Analysis of Financial Condition and Results of Operations of Legacy MMV for the year ended December 31, 2022 is filed herewith as Exhibit 99.2 and incorporated by reference herein.

The Unaudited Pro Forma Condensed Combined Financial Information of Legacy MMV as of December 31, 2022 and for the year ended December 31, 2022 is filed herewith as Exhibit 99.3 and incorporated by reference herein.

Also included herewith as Exhibit 99.4 and incorporated by reference herein is Certain Related Party Transactions of Legacy MMV.

ITEM 19. EXHIBITS

Exhibit No.	Description
15.1	Letter from Marcum LLP.
15.2	Consent from Marcum Asia CPAs LLP.
99.1	Audited Consolidated Financial Statements of Multimetaverse Holdings Limited (F/K/A Model Performance Acquisition Corp.) and Legacy MMV as of December 31, 2022 and 2021 and for the years ended December 31, 2022 and 2021.
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations of Legacy MMV for the year ended December 31, 2022.
99.3	Unaudited Pro Forma Condensed Combined Financial Information of Legacy MMV as of December 31, 2022 and for the year ended December 31, 2022.
99.4	Certain Related Party Transactions of Legacy MMV.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

MULTIMETAVERSE HOLDINGS LIMITED

April 28, 2023	By:	/s/ Yiran Xu
	Name:	Yiran Xu
	Title:	Chief Executive Officer

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